UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

July 20, 2004
Date of Report (Date of earliest event reported)

ACXIOM CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	0-13163	71-0581897
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1 Information Way, P.O. Box 8180, Little Rock, Arkansas	72203-8180
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: 501-342-1000

ITEM 7. FINANCIAL STATEMENTS, PRO FORMA FINANCIAL INFORMATION AND EXHIBITS.

      (c)   Exhibits

            99.1   Press Release dated July 20, 2004

ITEM 9. REGULATION FD DISCLOSURE.

      See Item 12.   Results of Operations and Financial Condition.

ITEM 12. RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

On July 20, 2004, Acxiom Corporation (the "Company") issued a press release announcing the results of its financial performance for the first quarter of fiscal year 2005. The Company will hold a conference call at 4:30 p.m. CDT today to discuss this information further. Interested parties are invited to listen to the call, which will be broadcast via the Internet at www.acxiom.com. The press release is furnished herewith as Exhibit 99.1 and incorporated by reference herein.

The Company's press release, including the Financial Road Map, and other communications from time to time include certain non-GAAP financial measures. A "non-GAAP financial measure" is defined as a numerical measure of a company's financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in the Company's financial statements.

The attached press release utilizes a measure of free cash flow. Free cash flow is defined as operating cash flow less cash used by investing activities excluding the impact of investments in joint ventures and other business alliances and cash paid and/or received in acquisitions and dispositions. The Company's management believes that while free cash flow does not represent the amount of money available for the Company's discretionary spending since certain obligations of the Company must be funded out of free cash flow, it nevertheless provides a useful measure of liquidity for assessing the amount of cash available for general corporate and strategic purposes after funding operating activities and capital expenditures, capitalized software expenses, and deferred costs.

In addition, return on invested capital, also included in the attached press release, is a non-GAAP financial measure. Management defines "return on invested capital" as income from operations adjusted for the implied interest expense included in operating leases divided by the trailing four quarters average invested capital. The implied interest adjustment for operating leases is calculated by multiplying the average quarterly balances of the present value of operating leases [(beginning balance + ending balance)/2] times an 8% implied interest rate on the leases. Average invested capital is defined as the trailing 4 quarter average of the ending quarterly balances for total assets less cash, less non-interest bearing liabilities, plus the present value of operating leases. Management believes that return on invested capital is useful because it provides investors with additional useful information for evaluating the efficiency of the Company's capital deployed in its operations. Return on invested capital does not consider whether the business is financed with debt or equity, but rather calculates a return on all capital invested in the business. Return on invested capital includes the present value of future payments on operating leases as a component of the denominator of the calculation, and adjusts the numerator of the calculation for the implied interest expense on those operating leases, in order to recognize the fact that the Company finances portions of its operations with leases instead of using either debt or equity.

The non-GAAP financial measures used by the Company in the attached press release may not be comparable to similarly titled measures used by other companies and should not be considered in isolation or as a substitute for measures of performance or liquidity prepared in accordance with GAAP.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 20, 2004


ACXIOM CORPORATION

By: /s/ Jefferson D. Stalnaker

Name: Jefferson D. Stalnaker
Title: Financial Operations Leader
       (principal financial and accounting officer)

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release of the Company dated July 20, 2004.



#1 Information Way
P.O. Box 8180
Little Rock, AR 72203-8180
www.acxiom.com

For more information, contact:
Robert S. Bloom
Financial Relations Leader
Acxiom Corporation
(501) 342-1321
EACXM

Acxiom® Announces First-Quarter Results
Company "on track for successful fiscal year," Morgan says

LITTLE ROCK, Ark — July 20, 2004 — Acxiom® Corporation (Nasdaq: ACXM) today announced financial results for the first quarter of fiscal 2005 ended June 30, 2004. Revenue of $289.0 million, income from operations of $25.4 million, pre-tax earnings of $20.8 million and diluted earnings per share of $.14 represent significant improvements compared to the same quarter a year ago. Acxiom will hold a conference call at 4:30 p.m. CDT today to discuss this information further. Interested parties are invited to listen to the call, which will be broadcast via the Internet at www.acxiom.com.

"Our solid first-quarter performance puts us on track for a successful year and is in line with our Financial Road Map," Company Leader Charles D. Morgan said. "We are pleased with the progress of our major initiatives – from the results of our European acquisitions to the continued deployment of our Customer Information Infrastructure (CII) and the launch of our Delivery Center Organization."

Highlights of Acxiom's first-quarter performance include:

- Revenue of $289.0 million, up 22 percent from $236.7 million in the first quarter a year ago. The net impact of acquisitions and divestitures contributed 13 percentage points of this 22 percentage-point growth in revenue.
- Income from operations of $25.4 million, an increase of 126 percent compared to $11.2 million in the first quarter a year ago.
- Pre-tax earnings of $20.8 million, an increase of 187 percent compared to $7.2 million in the first quarter a year ago.
- Diluted earnings per share of $.14, up 8 percent from $.13 the year before. Last year's first-quarter earnings benefited from an income tax adjustment of $6.7 million ($.07 per share).
- Operating cash flow of $34.7 million and free cash flow of $19.2 million. The free cash flow of $19.2 million is a non-GAAP financial measure and a reconciliation to the comparable GAAP measure, operating cash flow, is attached to this press release.
- New contracts that will deliver $17 million in annual revenue and renewals that total $10 million in annual revenue.
- Committed new deals in the pipeline that are expected to generate $58 million in annual revenue.

Morgan noted that Acxiom completed contracts in the quarter with several key clients, including Columbia House, American Business Financial Services, Alliance Data Systems and Lenox Inc.

Outlook
The Company's expectations are communicated in the Financial Road Map, which includes a chart summarizing the one-year and long-term goals as well as an explanation of the assumptions and definitions that accompany these goals. There are no changes to the previously released financial projections in the Financial Road Map, which has been updated for the first quarter's financial results.

The financial projections stated today are based on the Company's current expectations. These projections are forward looking, and actual results may differ materially. These projections do not include the potential impact of any mergers, acquisitions, divestitures or other business combinations that may be completed in the future.

About Acxiom
Acxiom Corporation (Nasdaq: ACXM) integrates data, services and technology to create and deliver customer and information management solutions for many of the largest, most respected companies in the world. The core components of Acxiom's innovative solutions are Customer Data Integration (CDI) technology, data, database services, IT outsourcing, consulting and analytics, and privacy leadership. Founded in 1969, Acxiom is headquartered in Little Rock, Arkansas, with locations throughout the United States and Europe, and in Australia and Japan.

This release (including references to the Financial Road Map) and the scheduled conference call include a discussion of non-GAAP financial measures. Whenever the Company reports non-GAAP financial measures, there is reconciliation to the comparable GAAP measure attached to the press release.

This release and today's conference call contain forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially. Such statements include but are not necessarily limited to the following: that the projected revenue, operating margin, return on assets and return on invested capital, operating cash flow and free cash flow, borrowings and dividends referred to in the Financial Road Map will be within the estimated ranges; that the company is on track for a successful year and is currently operating in line with the Financial Road Map; that the business pipeline and our current cost structure will allow us to continue to meet or exceed revenue, cash flow and other projections; that new contracts and contract renewals will generate the indicated amounts of revenue; that we have committed new deals in the pipeline that are expected to deliver the indicated amounts; that we are well positioned for success and improving margins going forward; that future results will be within the indicated ranges; that new products and services will produce the expected results.

The following are important factors, among others, that could cause actual results to differ materially from these forward-looking statements: The possibility that certain contracts may not be closed, or may not be closed within the anticipated time frames; the possibility that certain contracts may not generate the anticipated revenue or profitability; the possibility that negative changes in economic or other conditions might lead to a reduction in demand for our products and services; the possibility that the recovery from the previous three years' economic slowdown may take longer than expected or that economic conditions in general will not be as expected; the possibility that significant customers may experience extreme, severe economic difficulty; the possibility that the fair value of certain of our assets may not be equal to the carrying value of those assets now or in future time periods; the possibility that sales cycles may lengthen; the possibility that we may not be able to attract and retain qualified technical and leadership associates, or that we may lose key associates to other organizations; the possibility that we won't be able to properly motivate our sales force or other associates; the possibility that we won't be able to achieve cost reductions and avoid unanticipated costs; the possibility that we won't be able to continue to receive credit upon satisfactory terms and conditions; the possibility that competent, competitive products, technologies or services will be introduced into the marketplace by other companies; the possibility that we may be subjected to pricing pressure due to market conditions and/or competitive products and services; the possibility that there will be changes in consumer or business information industries and markets; the possibility that we won't be able to protect proprietary information and technology or to obtain necessary licenses on commercially reasonable terms; the possibility that we may encounter difficulties when entering new markets or industries; the possibility that there will be changes in the legislative, accounting, regulatory and consumer environments affecting our business, including but not limited to litigation, legislation, regulations and customs relating to our ability to collect, manage, aggregate and use data; the possibility that data suppliers might withdraw data from us, leading to our inability to provide certain products and services; the possibility that we may enter into short-term contracts which would affect the predictability of our revenues; the possibility that the amount of ad hoc, volume-based and project work will not be as expected; the possibility that we may experience a loss of data center capacity or interruption of telecommunication links or power sources; the possibility that postal rates may increase, thereby leading to reduced volumes of business; the possibility that our clients may cancel or modify their agreements with us; the possibility that the services of the United States Postal Service, their global counterparts and other delivery systems may be disrupted; the possibility that the integration of our recently acquired businesses may not be as successful as planned; and the possibility that we may be affected by other competitive factors.

With respect to the Financial Road Map exhibit, all of the above factors apply, along with the following which were assumptions made in creating the Financial Road Map: that the U.S. and global economies will continue to improve at a moderate pace, that global growth will continue to be strong and that globalization trends will continue to grow at an increasing pace; relating to Operating Margin, that 1) Acxiom's computer and communications related expenses will continue to fall as a percentage of revenue, 2) that the Customer Information Infrastructure (CII) grid-based environment Acxiom has begun to implement will continue to be implemented successfully over the next 3-4 years and that the new CII infrastructure will continue to provide increasing operational efficiencies, 3) that the recent acquisitions of Claritas Europe and Consodata Europe will be successfully integrated and that significant efficiencies will be realized from this integration; relating to Operating Cash Flow and Free Cash Flow, that sufficient operating and capital lease arrangements will continue to be available to the Company to provide for the financing of most of its computer equipment and that software suppliers will continue to provide financing arrangements for most of the software purchases; relating to Revolving Credit Line Balance, that free cash flow will meet expectations and that the Company will continue to use free cash flow to pay down bank debt, buy back stock and fund dividends; relating to Annual Dividends, that the Board of Directors will continue to approve quarterly dividends and will vote to increase dividends over time; relating to Diluted Shares, that the Company will meet its cash flow expectations and that potential dilution created through the issuance of stock options and warrants will be mitigated by continued stock repurchases in accordance with the Company's stock repurchase program.

With respect to the provision of products or services outside our primary base of operations in the U.S., all of the above factors apply, along with the difficulty of doing business in numerous sovereign jurisdictions due to differences in culture, laws and regulations. Other factors are detailed from time to time in our periodic reports and registration statements filed with the United States Securities and Exchange Commission. We believe that we have the product and technology offerings, facilities, associates and competitive and financial resources for continued business success, but future revenues, costs, margins and profits are all influenced by a number of factors, including those discussed above, all of which are inherently difficult to forecast. We undertake no obligation to update the information contained in this press release, including the Financial Road Map or any other forward-looking statement.

Acxiom is a registered trademark of Acxiom Corporation.

###

ACXIOM CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(Dollars in thousands, except earnings per share)

	For the Three Months Ended June 30,	
	2004	2003
Revenue:		
Services	207,847	192,514
Data	81,147	44,168
Total revenue	288,994	236,682
Operating costs and expenses:		
Cost of revenue		
Services	166,907	158,755
Data	49,176	34,637
Total cost of revenue	216,083	193,392
Selling, general and administrative	47,814	33,064
Gains, losses and nonrecurring items, net	(344)	(1,008)
Total operating costs and expenses	263,553	225,448
Income from operations	25,441	11,234
Other income (expense):		
Interest expense	(5,070)	(4,765)
Other, net	409	765
Total other income (expense)	(4,661)	(4,000)
Earnings before income taxes	20,780	7,234
Income taxes	7,896	(4,029)
Net earnings	12,884	11,263
Earnings per share:		
Basic	0.15	0.13
Diluted	0.14	0.13

ACXIOM CORPORATION AND SUBSIDIARIES
CALCULATION OF EARNINGS PER SHARE
(Unaudited)
(In thousands, except earnings per share)

	For the Three Months Ended June 30,	
	2004	2003
Basic earnings per share:		
Numerator - net earnings	12,884	11,263
Denominator - weighted-average shares outstanding	86,084	86,442
Basic earnings per share	0.15	0.13
Diluted earnings per share:		
Numerator:		
Net earnings	12,884	11,263
Interest expense on convertible bonds (net of tax benefit)	1,017	1,026
	13,901	12,289
Denominator:		
Weighted-average shares outstanding	86,084	86,442
Dilutive effect of common stock options and warrants	3,954	1,603
Dilutive effect of convertible debt	9,589	9,589
	99,627	97,634
Diluted earnings per share	0.14	0.13

ACXIOM CORPORATION AND SUBSIDIARIES
REVENUES BY SEGMENT
(Unaudited)
(Dollars in thousands)

	For the Three Months Ended June 30,	
	2004	2003
US Services & Data	174,964	163,009
International Services & Data	53,442	13,583
IT Management	63,269	61,045
Intercompany eliminations	(2,681)	(955)
Total Revenue	288,994	236,682

ACXIOM CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)
(Dollars in thousands)

	June 30, 2004	March 31, 2004
Assets		
Current assets:		
Cash and cash equivalents	$ 11,214	$ 14,355
Trade accounts receivable, net	231,488	212,387
Deferred income taxes	15,670	14,032
Refundable income taxes	1,162	2,280
Other current assets	44,384	43,272
Total current assets	303,918	286,326
Property and equipment	511,710	521,064
Less - accumulated depreciation and amortization	231,883	253,976
Property and equipment, net	279,827	267,088
Software, net of accumulated amortization	62,450	64,553
Goodwill	299,319	282,971
Purchased software licenses, net of accumulated amortization	153,818	157,217
Unbilled and notes receivable, excluding current portions	14,858	13,030
Deferred costs, net	85,619	88,096
Data acquisition costs	34,527	36,557
Other assets, net	19,728	19,946
	$ 1,254,064	$ 1,215,784
Liabilities and Stockholders' Equity		
Current liabilities:		
Current installments of long-term obligations	71,072	73,245
Trade accounts payable	50,286	41,527
Accrued merger, integration and impairment costs	371	2,881
Accrued payroll and related expenses	26,336	23,979
Other accrued expenses	67,735	63,411
Deferred revenue	80,550	91,060
Total current liabilities	296,350	296,103
Long-term obligations:		
Long-term debt and capital leases, net of current installment	258,138	239,327
Software and data licenses, net of current installments	45,829	54,130
Total long-term obligations	303,967	293,457
Deferred income taxes	49,568	39,008
Commitments and contingencies		
Stockholders' equity:		
Common stock	9,324	9,226
Additional paid-in capital	380,499	361,256
Retained earnings	317,922	308,487
Accumulated other comprehensive loss	2,108	2,940
Treasury stock, at cost	(105,674)	(94,693)
Total stockholders' equity	604,179	587,216
	$ 1,254,064	$ 1,215,784

ACXIOM CORPORATION AND SUBSIDIARIES
RECONCILIATION OF FREE CASH FLOW TO OPERATING CASH FLOW
(Unaudited)
(Dollars in thousands)

	Qtr ended 6/30/2001	Qtr ended 9/30/2001	Qtr ended 12/31/2001	Qtr ended 3/31/2002	Yr ended 3/31/2002
Net cash provided by operating activities	(39,280)	69,300	60,493	60,092	150,605
Proceeds received from disposition of assets	127	-	-	46	173
Capitalized software	(5,935)	(5,464)	(5,832)	(6,890)	(24,121)
Capital expenditures	(8,789)	-	(2,612)	(3,474)	(14,875)
Deferral of costs	(8,690)	(18,012)	(14,077)	(7,352)	(48,131)
Proceeds from sale and leaseback transaction	-	1,964	4,035	-	5,999
Free cash flow	(62,567)	47,788	42,007	42,422	69,650

	Qtr ended 6/30/2002	Qtr ended 9/30/2002	Qtr ended 12/31/2002	Qtr ended 3/31/2003	Yr ended 3/31/2003
Net cash provided by operating activities	60,243	53,446	76,992	63,112	253,793
Proceeds received from disposition of assets	45	155	-	93	293
Capitalized software	(8,652)	(8,958)	(8,726)	(8,237)	(34,573)
Capital expenditures	(1,916)	(3,000)	(5,893)	(2,403)	(13,212)
Deferral of costs	(3,240)	(4,108)	(3,796)	(3,883)	(15,027)
Proceeds from sale and leaseback transaction	-	7,729	-	-	7,729
Free cash flow	46,480	45,264	58,577	48,682	199,003

	Qtr ended 6/30/2003	Qtr ended 9/30/2003	Qtr ended 12/31/2003	Qtr ended 3/31/2004	Yr ended 3/31/2004
Net cash provided by operating activities	48,125	49,909	79,282	82,567	259,883
Proceeds received from disposition of assets	506	192	39	2,046	2,783
Capitalized software	(6,335)	(7,296)	(6,510)	(7,703)	(27,844)
Capital expenditures	(1,588)	(3,036)	(7,637)	(9,917)	(22,178)
Deferral of costs	(6,026)	(4,006)	(5,312)	(9,537)	(24,881)
Free cash flow	34,682	35,763	59,862	57,456	187,763

	Qtr ended 6/30/2004
Net cash provided by operating activities	34,714
Proceeds received from disposition of assets	-
Capitalized software	(4,107)
Capital expenditures	(1,823)
Deferral of costs	(9,610)
Free cash flow	19,174

ACXIOM CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(Dollars in thousands)

| | For the Three Months Ended June 30, | |
	2004	2003
Cash flows from operating activities:		
Net earnings (loss)	12,884	11,263
Non-cash operating activities:		
Depreciation and amortization	43,997	33,896
Loss on disposal or impairment of assets, net	-	(1,008)
Deferred income taxes	8,849	(6,742)
Changes in operating assets and liabilities:		
Accounts receivable	(18,661)	6,009
Other assets	(1,012)	2,061
Accounts payable and other liabilities	(8,833)	2,785
Merger, integration and impairment costs	(2,510)	(139)
Net cash provided by operating activities	34,714	48,125
Cash flows from investing activities:		
Proceeds received from the disposition of operations	-	7,684
Proceeds received from the disposition of assets	-	506
Capitalized software	(4,107)	(6,335)
Capital expenditures	(1,823)	(1,588)
Investments in joint ventures and other companies	-	(5,000)
Deferral of costs	(9,610)	(6,026)
Payments received from investments	284	1,201
Net cash paid in acquisitions	(5,560)	-
Net cash used by investing activities	(20,816)	(9,558)
Cash flows from financing activities:		
Proceeds from debt	38,926	53,187
Payments of debt	(60,560)	(60,655)
Dividends paid	(3,449)	-
Sale of common stock	19,317	2,850
Acquisition of treasury stock	(10,971)	(34,665)
Net cash used by financing activities	(16,737)	(39,283)
Effect of exchange rate changes on cash	(302)	87
Net increase (decrease) in cash and cash equivalents	(3,141)	(629)
Cash and cash equivalents at beginning of period	14,355	5,491
Cash and cash equivalents at end of period	11,214	4,862
Supplemental cash flow information:		
Cash paid (received) during the period for:		
Interest	3,334	3,508
Income taxes	100	977
Noncash investing and financing activities:		
Acquisition of land in exchange for debt	-	2,698
Acquisition of data under long-term obligation	-	18,340
Enterprise software licenses acquired under long-term obligation	2,685	8,221
Acquisition of property and equipment under capital lease	20,498	16,803
Construction of assets under construction loan	6,788	-

Financial Road Map[1]
(as of July 20, 2004)

The Financial Road Map has been updated to show actual results for Q1 of fiscal 2005. The target for Fiscal 2005 and the long-term goals for fiscal 2008 have not changed.

Years Ending March 31,	Actual[2] Fiscal 2004	Actual[3] Q1 Fiscal 2005	Target Fiscal 2005	Long-Term Goals Fiscal 2008
U.S. Revenue Growth	2.7%	5.6%	7.0% to 11.0%	7.0% to 10.0% (CAGR)
U.S. Revenue	$926 million	$236 million	$991 to $1,028 million	-
International Revenue Growth	51.3%	293.4%	-	14.0% to 18.0% (CAGR)
International Revenue	$85 million	$53 million	$220 to $261 million	-
U.S. Operating Margin	9.8%	9.6%	11.5% to 12.0%	15.0% to 16.0%
International Operating Margin	3.1%	5.3%	8.0% to 11.0%	18.0% to 20.0%
Return on Assets	8.2%	9.1%[4]	10.0% to 12.0%	14.0% to 16.0%
Return on Invested Capital	9.4%	10.5%[4]	12.0% to 14.0%	16.0% to 19.0%
Operating Cash Flow	$260 million	$35 million	$220 to $260 million	$220 to $260 million
Free Cash Flow	$188 million	$19 million	$160 to $180 million	$160 to $180 million
Revolving Credit Line Balance	$16 million	$20 million	Less than $150 million	Less than $200 million
Dividends Per Share	$0.04[5]	$0.04	$0.16	$0.20 to $0.24

1 Assumptions and definitions are defined on the following schedule: "Financial Road Map assumptions and definitions"
2 The Fiscal 2004 results include $0.9 million expense recorded in gains, losses and nonrecurring items, net and $2.8 million related to a write-down of a third-party software package.
3 Results for the trailing 4 quarters ending Q1 of Fiscal 2005 include $0.9 million expense recorded in gains, losses and nonrecurring items, net a $2.8 million write-down of a third-party software package, a $0.9 million recovery of a previous charge relating to Wards and $0.5 million in additional restructuring expenses.
4 ROA and ROIC for Q1 of Fiscal 2005 are calculated on a trailing 4 quarters basis.
5 Acxiom declared its first quarterly dividend in the fourth quarter of Fiscal 2004.

ACXIOM CORPORATION

Financial Road Map Assumptions and Definitions

Assumptions

1. The effective tax rate is projected to be approximately 38% for future years.
2. Investing activities (including capital expenditures, deferred costs and capitalized software) will be $60 million to $80 million for each of the years presented.
3. Interest rates will remain at approximately the current levels.
4. The Company will utilize all of its tax loss carry forwards and begin to pay U.S. federal and state income taxes during FY06.
5. The Company will pay incentives under its bonus plan of approximately $15 million to $25 million for each of the years beginning in fiscal 2005.
6. The Company will maintain a relatively constant mix of business for each of our three business segments.
7. Foreign exchange rates will remain at approximately the current levels.
8. Stock repurchases will be in amounts that yield the highest shareholder return considering all other uses for the available cash.
9. Diluted outstanding shares will increase slightly to reflect the impact of in-the-money options as the stock price increases.
10. Long-term goals are based on the Company's current assessment of opportunities and are subject to change. There are risks associated with obtaining these goals which are explained under forward looking statements in the press release accompanying this Financial Road Map. Acxiom disclaims any obligation to update the information contained in this Financial Road Map.

Definitions

1. **Revenue Growth** is defined as the percentage growth compared to the previous corresponding fiscal year or quarter.
2. **Operating Margin** is defined as the income from operations as a percentage of revenue.
3. **Return on Assets (ROA)** is defined as income from operations divided by average total assets for the trailing four quarters.
4. **Return on Invested Capital (ROIC)** is defined as income from operations adjusted for the implied interest expense included in operating leases divided by the trailing four quarters' average invested capital. The implied interest adjustment for operating leases is calculated by multiplying the average quarterly balances of the present value of operating leases [(beginning balance + ending balance)/2] x an 8% implied interest rate on the leases. Average invested capital is defined as the trailing four-quarter average of the ending quarterly balances for total assets less cash, less non-interest bearing liabilities, plus the present value of operating leases.
5. **Operating Cash Flow** is as shown on the Company's cash flow statement.
6. **Free Cash Flow** is defined as cash flow from operating activities less cash flow from investing activities excluding net cash paid or received for acquisitions and divestitures, joint ventures and investments.
7. **Revolving Credit Line Balance** is defined as actual funds borrowed under the Company's revolving line of credit facility at the end of the period.
8. **Annual Dividends Per Share** is defined as the sum of the four quarterly dividends for that fiscal year.

ACXIOM CORPORATION

Reconciliation of Non-GAAP Measurements

(Dollars in thousands)

Years Ending March 31,	Actual Fiscal 2004	Actual Q1 Fiscal 2005	Target Fiscal 2005			Long-Term Goals Fiscal 2008		
Free Cash Flow								
Net cash provided by operating activities	259,883	34,714	220,000		260,000	220,000		260,000
Proceeds received from disposition of assets	2,783	0	0		0	0		0
Capitalized software	(27,844)	(4,107)	(26,000)		(28,000)	(26,000)		(28,000)
Capital expenditures	(22,178)	(1,823)	(16,000)		(25,000)	(16,000)		(25,000)
Deferral of costs	(24,881)	(9,610)	(18,000)		(27,000)	(18,000)		(27,000)
Proceeds from sale and leaseback transaction	0	0	0		0	0		0
Free cash flow	187,763	19,174	160,000	to	180,000	160,000	to	180,000

Free cash flow as defined by the Company may not be comparable to similarly titled measures reported by other companies. Management of the Company has included free cash flow in this Financial Road Map because although free cash flow does not represent the amount of money available for the Company's discretionary spending since certain obligations of the Company must be funded out of free cash flow, management believes that it provides investors with a useful alternative measure of liquidity by allowing an assessment of the amount of cash available for general corporate and strategic purposes, including debt payments, after funding operating activities and capital expenditures, capitalized software expenses and deferred costs. The above table reconciles free cash flow to cash provided by operating activities, the nearest comparable GAAP measure.

Return on Assets (ROA) and Return on Invested Capital (ROIC)	Actual Fiscal 2004 ROA	Actual Fiscal 2004 ROIC	Actual Q1 Fiscal 2005 ROA (5)	Actual Q1 Fiscal 2005 ROIC (5)	Target Fiscal 2005 ROA		Target Fiscal 2005 ROIC		Long-Term Goals Fiscal 2008 ROA		Long-Term Goals Fiscal 2008 ROIC	
Numerator:												
Income from operations	93,284	93,284	107,491	107,491	131,000	155,000	131,000	155,000	221,000	272,000	221,000	272,000
Add implied interest on operating leases (1)		13,557		13,240			16,000	16,000			21,000	21,000
	93,284	106,841	107,491	120,731	131,000	155,000	147,000	171,000	221,000	272,000	242,000	293,000
Denominator:												
Average total assets (2)	1,143,120	1,143,120	1,178,597	1,178,597	1,250,000	1,300,000	1,250,000	1,300,000	1,600,000	1,700,000	1,600,000	1,700,000
Less average cash (3)		(10,129)		(11,717)			(5,000)	(5,000)			(100,000)	(200,000)
Less average non-interest bearing current liabilities (4)		(166,175)		(185,631)			(220,000)	(230,000)			(240,000)	(240,000)
Plus average present value of operating leases (1)		171,422		165,502			201,000	201,000			258,000	258,000
	1,143,120	1,138,238	1,178,597	1,146,750	1,250,000	1,300,000	1,226,000	1,266,000	1,600,000	1,700,000	1,518,000	1,518,000
Return on invested capital	8.2%	9.4%	9.1%	10.5%	10.5% to	11.9%	12.0% to	13.5%	13.8% to	16.0%	15.9% to	19.3%

Notes

1 Average present value of operating leases is the average for the trailing 4 quarter ends of the present value of future payments on operating leases, discounted at 8% which is the assumed implicit interest rate included in the leases. The implied interest added to the numerator is the 8% assumed interest charge on the average quarterly balance [(beginning + Ending) / 2] of the present value of the leases.
2 Average total assets is the average of the GAAP amount for the trailing 4 quarter ends.
3 Average cash is the average of the GAAP amount for the trailing 4 quarter ends.
4 Average non-interest bearing current liabilities is the average for the trailing 4 quarter ends of all current liabilities excluding the current portion of long-term debt.
5 ROA and ROIC for Q1 of Fiscal 2005 are calculated on a trailing 4 quarters basis.

Return on Invested Capital (ROIC) as defined by the Company, may not be comparable to similarly titled measures reported by other companies. Management of the Company has included ROIC in this Financial Road Map because it measures the capital efficiency of our business. ROIC does not consider whether the business is financed with debt or equity; rather ROIC calculates a return on all capital invested in the business. The above table reconciles ROIC to a ROA calculation using GAAP numbers. The Company uses ROIC in a number of ways, including pricing analysis, capital expenditure evaluation, and merger and acquisition valuation.